UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: ____January 31, 2007____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1727	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition**

On January 31, 2007, WPS Resources Corporation will issue a news release reporting its financial results for the quarter and year ended December 31, 2006. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

WPS Resources will hold an earnings conference call on January 31, 2007 to discuss the 2006 financial performance of WPS Resources and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   **Financial Statements and Exhibits.**

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   <u>Exhibits</u>. The following exhibit is being filed herewith:

        99.1   News Release dated January 31, 2007 reporting WPS Resources Corporation financial results for the quarter and year ended December 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: January 31, 2007

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated January 31, 2007

**Exhibit
Number**

99.1   News Release dated January 31, 2007 reporting WPS Resources Corporation financial
results for the quarter and year ended December 31, 2006



NEWS RELEASE

Contacts: Joseph P. O'Leary - SVP & CFO
WPS Resources Corporation
(920) 433-1463

Donna M. Sheedy - Manager Investor Relations
WPS Resources Corporation
(920) 433-1857

FOR IMMEDIATE RELEASE

WPS RESOURCES CORPORATION REPORTS 2006 FOURTH QUARTER AND YEAR-END RESULTS

Green Bay, WI – January 31, 2007 – WPS Resources Corporation (NYSE: WPS), an operator of regulated electric and natural gas utilities and nonregulated energy related business units, today announced the following preliminary financial results for the quarter and year ended December 31, 2006:

Highlights:

- WPS Resources Corporation produced income available for common shareholders of $21.3 million, or $0.49 per diluted share, in the fourth quarter of 2006 compared to $19.4 million, or $0.49 per diluted share, for the comparable quarter in 2005.

  - Electric utility earnings increased by $23.8 million to $15.6 million for the quarter ended December 31, 2006, compared to a loss of $8.2 million for the comparable quarter in 2005. The 2005 results included the pre-tax write-off of approximately $13.7 million of regulatory assets.

  - Gas utility earnings increased by $4.9 million to $9.5 million for the 2006 fourth quarter, from $4.6 million for the comparable quarter in 2005. Approximately $4.6 million in after-tax income, or $0.11 per diluted share, was generated at the recently acquired natural gas distribution operations in Michigan and Minnesota, which included $0.8 million in after-tax external transition costs.

  - Milder weather conditions compared to last year resulted in an estimated $2 million decrease in after-tax income at our regulated utility operations, or $0.05 per diluted share, for the fourth quarter of 2006. Compared to normal weather conditions, the company estimates that the milder weather lost the

WPS Resources Corporation

regulated utility operations approximately $4 million, or $0.09 per share in potential earnings, for the fourth quarter of 2006.

o WPS Energy Services' earnings declined $19.4 million, to $0.7 million for the quarter ended December 31, 2006, from $20.1 million for the quarter ended December 31, 2005. Margins declined $21.4 million, driven largely by accounting rules which dictate the timing associated with the recognition of gains and losses on derivative instruments used to protect the economic value of electric and natural gas supply contracts and Section 29/45K tax credits. The offsetting impact of these gains and losses will be reflected in future periods.

o Forward contracted electric sales volume at WPS Energy Services rose to 60.6 million megawatt-hours at year end 2006 compared with 23.0 million megawatt-hours at year-end 2005. Forward contracted natural gas sales volumes rose to 443 billion cubic feet at year-end 2006 compared to 376 billion cubic feet at the end of 2005. The increase in volume came largely from originated wholesale and retail customer activity. The company's expansion into new markets in Texas and Illinois, ramp-up of activity in the Northeast, and positive retail customer response during periods of falling energy prices contributed to the gain in volume. Over 60% of the forward electric volumes and 70% of the forward natural gas volumes are contracted to be delivered in 2007.

o Equity earnings recognized from the company's investment in American Transmission Company LLC ("ATC") increased approximately 36% to $6.1 million after-tax in the fourth quarter of 2006, compared to $4.5 million after-tax in the fourth quarter of 2005. WPS Resources owned approximately 31% of ATC at December 31, 2006.

• WPS Resources Corporation produced $0.38 diluted earnings per share from continuing operations – adjusted in the fourth quarter of 2006 compared to $0.36 in the comparable quarter in 2005. Please see the attached "Diluted Earnings Per Share Information – Non-GAAP Financial Information" for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted. The management of WPS Resources Corporation believes that diluted EPS from continuing operations – adjusted is a useful measure for providing investors with additional insight into the company's operating performance because it eliminates the effects of certain items that are not comparable from one period to the next.

• For the year ended December 31, 2006, WPS Resources reported income available for common shareholders of $155.8 million, or $3.67 per diluted share, compared to $157.4 million, or $4.07 per diluted share, for the same period in 2005. The 2006 year-end results included:

o $22.7 million, or $0.54 per diluted share, in after-tax income from asset management initiatives which included a $5.4 million after-tax gain from the sale of the Kimball natural gas storage field, a $3.7 million after-tax gain from the sale of the company's equity interest in Guardian Pipeline LLC, a $12.5 million after-tax gain from the sale of the Sunbury generation facility, and a $1.1 million after-tax gain from land sales.

o $19.8 million in after-tax income from synthetic fuel activities, or $0.47 per diluted share, which included $29.5 million in recognized federal tax credits, partially offset by $14.3 million of after-tax operating losses associated with the company's synthetic fuel facility and $1.4 million of net after-tax losses on derivative instruments used to protect the value of Section 29/45K tax credits.

o $11.3 million in after-tax losses from our recently acquired natural gas utility operations in Michigan and Minnesota, or $0.27 per diluted share, including $7.1 million in after-tax external transition costs.

o $1.3 million in after-tax external transition costs, or $0.03 per diluted share, related to the pending merger with Peoples Energy Corporation.

• WPS Resources Corporation produced $3.17 diluted earnings per share from continuing operations – adjusted in 2006 compared to $2.98 in 2005. Please see the attached "Diluted Earnings Per Share Information – Non-GAAP Financial Information" for more information.

"There were a number of positive developments in the fourth quarter. Our regulated electric operations produced slightly better results than last year despite warmer than normal weather conditions, while our regulated natural gas distribution operations experienced the positive contribution generated at our newly acquired natural gas operations in Michigan and Minnesota," stated Larry Weyers, WPS Resources' Chairman, President, and CEO. "At our nonregulated operations, we continue to make strong inroads into new markets including Illinois and Texas, which helped to drive substantial increases in forward contract volumes during the fourth quarter. Although financial results at our nonregulated operations were unfavorably impacted this quarter by non-cash mark-to-market losses on our derivative instruments used to protect the economic value of our natural gas and electric supply contracts, largely due to a drop in energy prices, the same price drop enhanced our ability to sign up new customers and increase transaction volumes. As we deliver on these contracts and unwind the associated derivative instruments, our financial results in future periods will reflect the economic value that has been created.

"We made tremendous strides in 2006, including integrating the natural gas distribution operations in Michigan and Minnesota acquired in April and July, respectively. We also announced the proposed merger with Peoples Energy. These acquisitions allow us to further our strategy," added Weyers. "Our strategy of providing a high level of service to our customers, maintaining a strong balance sheet, and developing a dedicated employee base has allowed us to grow our operations and deliver value to our shareholders."

The following tables depict income available for common shareholders and revenue for the comparable fourth quarters and comparable years ended December 31.

WPS Resources' Income Available for Common Shareholders and Revenue
For the Quarters Ended December 31, 2006 and December 31, 2005

Segment	Income (Loss)		Revenue	
	2006 (in millions)	2005 (in millions)	2006 (in millions)	2005 (in millions)
Electric Utility	$15.6	$ (8.2)	$ 265.6	$ 254.2
Gas Utility	9.5	4.6	297.2	185.8
WPS Energy Services	0.7	20.1	1,310.0	1,915.2
Holding Company and Other	(4.5)	2.9	5.2	0.2
Intersegment Eliminations	-	-	(13.4)	(12.4)
Total WPS Resources	$21.3	$19.4	$1,864.6	$2,343.0

WPS Resources' Income Available for Common Shareholders and Revenue
For the Years Ended December 31, 2006 and December 31, 2005

Segment	Income (Loss)		Revenue	
	2006 (in millions)	2005 (in millions)	2006 (in millions)	2005 (in millions)
Electric Utility	$ 85.5	$ 64.2	$1,099.4	$1,037.1
Gas Utility	(2.3)	13.2	676.9	522.0
WPS Energy Services	72.3	74.1	5,159.1	5,314.9
Holding Company and Other	0.3	5.9	6.1	1.1
Intersegment Eliminations	-	-	(50.8)	(49.6)
Total WPS Resources	$155.8	$157.4	$6,890.7	$6,825.5

**Comparison of Estimated Weather Impact on Utility Earnings and
Diluted Earnings per Share During the Quarters Ended
December 31, 2006 and December 31, 2005**

	Percent Change	Electric Diluted EPS Impact (After Tax)	Gas Diluted EPS Impact (After Tax)
Heating Compared with Normal - 2006	7% warmer	(0.02)	(0.07)
Heating Compared with Normal - 2005	3% warmer	(0.01)	(0.01)
Cooling Compared with Normal - 2006	NA	-	-
Cooling Compared with Normal - 2005	NA	0.03	-
Heating Compared with Prior Year	9% warmer	(0.01)	(0.02)
Cooling Compared with Prior Year	90% cooler	(0.02)	-

**Comparison of Estimated Weather Impact on Utility Earnings and
Diluted Earnings per Share During the Years Ended
December 31, 2006 and December 31, 2005**

	Percent Change	Electric Diluted EPS Impact (After Tax)	Gas Diluted EPS Impact (After Tax)
Heating Compared with Normal - 2006	10% warmer	(0.07)	(0.18)
Heating Compared with Normal - 2005	4% warmer	(0.02)	(0.07)
Cooling Compared with Normal - 2006	10% warmer	0.02	-
Cooling Compared with Normal - 2005	35% warmer	0.20	-
Heating Compared with Prior Year	8% warmer	(0.05)	(0.07)
Cooling Compared with Prior Year	20% cooler	(0.15)	-

Segments

WPS Resources' Electric Utility segment includes the regulated electric utility operations of two wholly owned utility subsidiaries, Wisconsin Public Service Corporation and Upper Peninsula Power Company. The Gas Utility segment consists of the natural gas utility operations of Wisconsin Public Service, Minnesota Energy Resources Corporation and Michigan Gas Utilities Corporation.

WPS Energy Services, Inc., a diversified energy supply, generation, and services company, offers nonregulated natural gas, electric, and alternative fuel supplies, as well as energy management and consulting services, to retail and wholesale customers in the Midwest and Northeastern United States, Texas, and portions of Canada that are adjacent to areas in the United States where WPS Energy Services conducts business. WPS Energy Services also owns several merchant electric generation plants, primarily in the Midwest and Northeastern United States and adjacent portions of Canada.

The Holding Company and Other segment includes the operations of the WPS Resources holding company and the non-utility activities of Wisconsin Public Service, Upper Peninsula Power, Minnesota Energy Resources and Michigan Gas Utilities. Equity earnings from the company's investments in ATC and Wisconsin River Power Company are also included in the Holding Company and Other Segment. WPS Resources divested its investment in Guardian Pipeline, LLC in the second quarter of 2006.

Discontinued Operations

In July 2006, WPS Energy Services sold Sunbury Generation, LLC to Corona Power, LLC. Sunbury Generation's primary asset was the Sunbury generation plant, located in Shamokin Dam, Pennsylvania. The gross proceeds received from the plant were approximately $34 million with a total after-tax gain of $12.5 million. Beginning in the second quarter of 2006, WPS Energy Services began reporting the assets and liabilities of Sunbury that were transferred to Corona Power, LLC as held for sale and also reported Sunbury's results of operations and cash flows as discontinued operations. Prior periods have also been reclassified, as applicable, to reflect this change in presentation.

In the near future, WPS Energy Services expects to complete the sale of WPS Niagara Generation, LLC ("Niagara"), for approximately $30 million, subject to post closing adjustments. The pre-tax gain on this transaction is expected to be approximately $25 million and will be reported in the first quarter of 2007 as a component of discontinued operations. Beginning in the fourth quarter of 2006, WPS Energy Services began reporting the assets and liabilities of Niagara that were transferred in the sale as held for sale and reported its results of operations and cash flows as discontinued operations. Prior periods have been reclassified, as applicable, to reflect this change in presentation.

Fourth Quarter and Calendar Year Financial Results

Electric Utility Segment Earnings

Electric utility earnings increased by $23.8 million to $15.6 million for the quarter ended December 31, 2006, compared to a loss of $8.2 million for the comparable quarter in 2005. Earnings during the fourth quarter of 2005 included a pre-tax write-off of approximately $13.7 million of regulatory assets associated with a regulatory ruling from the Public Service Commission of Wisconsin that disallowed the recovery of certain costs that had been deferred related to the 2004 Kewaunee nuclear plant outage, as well as a portion of the loss on the sale of the Kewaunee plant. Electric utility earnings also improved during the fourth quarter of 2006 as a result of improved recovery of fuel and purchased power costs (discussed below) and approved rate increases implemented at Wisconsin Public Service (effective January 1, 2006) and Upper Peninsula Power (effective June 28, 2006), as well as a 3.2% increase in sales volumes.

Electric margins rose $2.6 million to $122.6 million during the fourth quarter of 2006 compared to $120.0 million for the comparable quarter in 2005, primarily due to the implementation of rate increases and higher sales volumes previously mentioned.

For the year, electric utility earnings increased $21.3 million in 2006 to $85.5 million, compared to $64.2 million in 2005, due to improved recovery of fuel and purchased power costs (which contributed an estimated $14 million after-tax increase to earnings), the implementation of rate increases at Wisconsin Public Service and Upper Peninsula Power and the write-off associated with the Kewaunee nuclear plant previously mentioned. The favorable variances were partially offset by unfavorable weather conditions in 2006, which caused an estimated $9 million after-tax decrease in earnings in 2006 compared to 2005.

Natural Gas Utility Segment Earnings

During the fourth quarter of 2006, income available for shareholders from the regulated gas utility operations rose 107% to $9.5 million, compared to $4.6 million during the comparable quarter in 2005. The 2006 fourth quarter results include $4.6 million in after-tax income, including $0.8 million in after-tax transition expenses, from the newly acquired natural gas distribution operations in Michigan and Minnesota.

Natural gas margins increased by $36.2 million, or 102%, to $71.7 million during the fourth quarter of 2006, compared to $35.5 million for the same quarter in 2005, with approximately $35.5 million being added from the newly acquired operations.

For the year, the natural gas utility segment produced a net loss of $2.3 million in 2006, compared to earnings of $13.2 million in 2005. The newly acquired natural gas distribution operations produced an after-tax loss of $11.3 million in 2006, which included $7.1 million in after-tax transition costs. The after-tax loss relating to the recently acquired operations was due in part to the timing of the close of the acquisitions, which occurred after the end of a significant portion of the heating season earlier in 2006.

WPS Energy Services Segment Earnings
.
WPS Energy Services' earnings declined $19.4 million, to $0.7 million for the quarter ended December 31, 2006, from $20.1 million for the quarter ended December 31, 2005. Margins declined $21.4 million. Total net mark-to-market losses were $26.4 million in the fourth quarter of 2006, compared to net mark-to-market gains of $14.2 million in the fourth quarter of 2005. The change was driven largely by accounting rules which dictate the timing associated with the recognition of gains and losses on retail supply transactions that do not qualify for hedge accounting. These retail electric supply contracts protect the economic value of customer sales contracts. The offsetting impact of these gains and losses will be reflected in future periods.

Synthetic fuel activities generated an after-tax net gain of $1.3 million during the fourth quarter of 2006, compared to an after-tax net loss of $0.6 million in the comparable quarter of 2005. This was due to a $7.5 million increase in Section 29/45K tax credits recognized in the fourth quarter of 2006 compared to the same quarter in 2005, which was partially offset by a $1.8 million increase in net after-tax losses on oil options used to protect the economic value of synthetic fuel tax credits in 2007. (See page 4 of the Supplemental Quarterly Financial Highlights for more information.)

The 2005 fourth quarter results were impacted by solid results from the company's discontinued operations; higher energy prices, which resulted in significant mark-to-market gains on certain derivative instruments; and a gain associated with the liquidation of an electric supply contract in Maine during the fourth quarter 2005.

Earnings for the full year declined $1.8 million to $72.3 million in 2006 compared to $74.1 million in 2005. The decrease in earnings was the result of an $11.0 million increase in interest expense due to higher working capital requirements associated with the growth in natural gas operations, a $10.6 million increase in other expenses, primarily associated with increased tons procured from a synthetic fuel facility, and a $4.2 million after-tax decrease in income from discontinued operations. These decreases were partially offset by a $14.4 million increase in margin, a $6.7 million decrease in operating and maintenance expenses, and a $3.4 million increase in Section 29/45K federal tax credits recognized.

Detailed explanations related to the change in WPS Energy Services' margin and more information on Section 29/45K tax credits will be available in WPS Resources' Form 10-K that is expected to be filed with the Securities and Exchange Commission by February 28, 2007.

Holding Company and Other Segment Earnings

The Holding Company and Other segment produced an after-tax net loss of $4.5 million during the fourth quarter of 2006 compared to after-tax income of $2.9 million for the comparable quarter in 2005.   The decline in earnings was due, in part, to higher interest expense resulting from an increase in borrowings to finance the company's acquisition of the natural gas distribution operations in Michigan and Minnesota and a decrease in gains from land sales. Also contributing to the loss were $1.3 million of after-tax external transition costs and other costs related to the pending merger with Peoples Energy. Partially offsetting the loss was a $1.6 million increase in after-tax equity earnings recognized from the company's investment in ATC.

The Holding Company and Other segment generated after-tax income of $0.3 million for the year ended December 31, 2006 compared to after-tax income of $5.9 million for the year ended December 31, 2005. Higher interest and operating costs were offset by pre-tax equity earnings from ATC, which increased to $39.0 million in 2006 from $25.1 million in 2005, and a $6.2 million pre-tax gain recognized in 2006 from the sale of the company's interest in Guardian Pipeline, LLC.

Average Shares of Common Stock

The change in diluted earnings per share was impacted by the items discussed above as well as an increase in the weighted average number of outstanding shares of WPS Resources' common stock for the quarter and year ended December 31, 2006, of 4.0 million and 3.7 million shares, respectively compared to the same periods in 2005. WPS Resources issued 1.9 million shares of common stock through a public offering in November 2005 and also issued 2.7 million shares of common stock in May 2006 when it elected to settle its forward equity agreement with an affiliate of J.P. Morgan Securities, Inc. Additional shares were also issued under the Stock Investment Plan and certain stock-based employee benefit plans.

2007 EARNINGS FORECAST

In 2007, WPS Resources Corporation is continuing to manage its portfolio of businesses to achieve long-term growth in its utility and nonregulated operations, while maintaining an emphasis on regulated growth. The company's emphasis on regulated growth has been demonstrated by the on-going expansion of its generation fleet, as well as the acquisition of retail natural gas distribution operations in Michigan and Minnesota during 2006 and the pending merger with Peoples Energy Corporation. The expansion of the utility generation fleet is aimed at meeting the high level of reliability expected by the company's customers and ensuring that the company continues to meet anticipated growth in electric demand. In all of the company's business units, financial tools commonly used in the industry are utilized to help mitigate risk for the benefit of both shareholders and customers. Also, the company's asset management strategy continues to deliver shareholder return from certain asset transactions. The company's long-term diluted earnings per share growth rate target remains at 6% to 8% on an average annualized basis, with fluctuations in any given year that may be above or below that targeted range.

The company's 2007 guidance is between $4.55 and $4.78 diluted earnings per share (includes discontinued operations), assuming normal weather for the 2007 calendar year, availability of generation units, and completion of asset management sales. The diluted earnings per share guidance reflects WPS Resources as a stand-alone company and does not take into consideration the merger with Peoples Energy Corporation. After the merger is completed, it is anticipated that Integrys Energy Group ("Integrys"), the name of the combined company after the pending merger, will provide information on future earnings guidance for Integrys. Additionally, the diluted earnings per share guidance does not include the impact of mark-to-market activity, except for certain mark-to-market activity related to business originating prior to 2007, which will be completed in 2007.

The projected guidance range for 2007 diluted earnings per share from continuing operations – adjusted is anticipated to be between $3.45 and $3.62 compared with $3.17 actual diluted earnings per share in 2006 from continuing operations – adjusted. Diluted earnings per share from continuing operations – adjusted guidance excludes certain items that are not comparable from one period to the next. Please see the attached "Diluted

Earnings per Share Information – Non GAAP Financial Information" (page 2) for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted.

CONFERENCE CALL

An earnings conference call is scheduled for 3:00 p.m. central time on Wednesday, January 31, 2007. Larry L. Weyers, WPS Resources' Chairman, President, and Chief Executive Officer, will discuss 2006 fourth quarter and year-end financial results. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. LARRY WEYERS as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through February 14, 2007 by dialing 866-428-3803 (toll free).

Investors may also listen to the conference live on the WPS Resources corporate website at http://www.wpsr.com/investor/presentations.asp. An archive of the webcast will be available on the company's website until January 30, 2008.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although the company believes it has been prudent in its plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and the company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. The company recommends that you consult any further disclosures it makes on related subjects in its 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions, which form the basis of forward-looking statements relevant to the company's business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Timely and successful completion of the proposed merger of Peoples Energy Corporation into WPS Resources (including receipt of acceptable regulatory approvals, including but not limited to, approval by Illinois Commerce Commission and Public Service Commission of Wisconsin, and the ability of WPS Resources and Peoples Energy to satisfy all of the other conditions precedent to the completion of the merger) and the successful integration of operations;

- Unexpected costs and/or liabilities related to the merger, or the effects of purchase accounting may be different from WPS Resources' and Peoples Energy's expectations;
- The combined company of WPS Resources and Peoples Energy may be unable to achieve the forecasted synergies or it may take longer or cost more than expected to achieve these synergies;
- The credit ratings of the WPS Resources and Peoples Energy combined company or its subsidiaries may be different from the current ratings of WPS Resources or its subsidiaries;
- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting WPS Resources' regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, changes in environmental, tax and other laws and regulations to which WPS Resources and its subsidiaries are subject, as well as changes in application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings or inquiries, including but not limited to, manufactured gas plant site cleanup, pending United States Environmental Protection Agency investigations of Wisconsin Public Services Corporation's generation facilities, and the appeal of the decision in the contested case proceeding regarding the Weston 4 air permit;
- Resolution of audits by the Internal Revenue Service and various state and foreign revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which our subsidiaries operate;
- The impact of fluctuations in commodity prices, interest rates, and customer demand;
- Available sources and costs of fuels and purchased power;
- Ability to control costs;
- Investment performance of employee benefit plan assets;
- Advances in technology;
- Effects of and changes in political, legal, and economic conditions and developments in the United States and Canada;
- The performance of projects undertaken by nonregulated businesses and the success of efforts to invest in and develop new opportunities;
- Potential business strategies, including mergers and acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as the proposed merger with Peoples Energy, construction of the Weston 4 power plant, and additional investment in American Transmission Company related to construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line);

- The direct or indirect effect resulting from terrorist incidents, natural disasters, or responses to such events;
- Financial market conditions and the results of financing efforts, including credit ratings and risks associated with commodity prices (in particular natural gas and electricity), interest rates, and counterparty credit;
- Weather and other natural phenomena; and
- The effect of accounting pronouncements issued periodically by standard-setting bodies.

- Unaudited Financial Statements to Follow -

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(Millions, except per share amounts)	Three Months Ended December 31		Twelve Months Ended December 31	
	2006	2005	**2006**	2005
Nonregulated revenue	**$1,314.0**	$1,912.4	**$5,156.7**	$5,301.3
Utility revenue	**550.6**	430.6	**1,734.0**	1,524.2
Total revenues	**1,864.6**	2,343.0	**6,890.7**	6,825.5
Nonregulated cost of fuel, natural gas, and purchased power	**1,286.1**	1,865.6	**4,967.6**	5,137.8
Utility cost of fuel, natural gas, and purchased power	**356.0**	274.4	**1,006.1**	801.2
Operating and maintenance expense	**136.2**	160.2	**503.7**	535.4
Depreciation and decommissioning expense	**28.7**	23.0	**106.1**	142.3
Taxes other than income	**15.3**	12.1	**57.4**	47.3
Operating income	**42.3**	7.7	**249.8**	161.5
Miscellaneous income	**7.9**	23.4	**42.2**	86.2
Interest expense	**(29.4)**	(16.4)	**(99.2)**	(62.0)
Minority interest	**-**	1.1	**3.8**	4.5
Other (expense) income	**(21.5)**	8.1	**(53.2)**	28.7
Income before taxes	**20.8**	15.8	**196.6**	190.2
Provision for income taxes	**(1.6)**	1.3	**45.0**	39.6
Income from continuing operations	**22.4**	14.5	**151.6**	150.6
Discontinued operations, net of tax	**(0.3)**	7.3	**7.3**	11.5
Net income before cumulative effect of change in accounting principle	**22.1**	21.8	**158.9**	162.1
Cumulative effect of change in accounting principle, net of tax	**-**	(1.6)	**-**	(1.6)
Net income before preferred stock dividends of subsidiary	**22.1**	20.2	**158.9**	160.5
Preferred stock dividends of subsidiary	**0.8**	0.8	**3.1**	3.1
Income available for common shareholders	**$21.3**	$19.4	**$155.8**	$157.4
Average shares of common stock				
Basic	**43.5**	39.1	**42.3**	38.3
Diluted	**43.6**	39.6	**42.4**	38.7
Earnings (loss) per common share (basic)				
Income from continuing operations	$0.50	$0.35	$3.51	$3.85
Discontinued operations, net of tax	($0.01)	$0.19	$0.17	$0.30
Cumulative effect of change in accounting principle, net of tax	-	($0.04)	-	($0.04)
Earnings per common share (basic)	**$0.49**	$0.50	**$3.68**	$4.11
Earnings (loss) per common share (diluted)				
Income from continuing operations	**$0.50**	$0.35	**$3.50**	$3.81
Discontinued operations, net of tax	**($0.01)**	$0.18	**$0.17**	$0.30
Cumulative effect of change in accounting principle, net of tax	**-**	($0.04)	**-**	($0.04)
Earnings per common share (diluted)	**$0.49**	$0.49	**$3.67**	$4.07
Dividends per common share declared	**$0.575**	$0.565	**$2.280**	$2.240

WPS RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

At December 31

(Millions)	2006	2005
Assets		
Cash and cash equivalents	$23.2	$27.7
Restricted cash	22.0	-
Accounts receivable - net of reserves of $17.0 and $12.7, respectively	1,037.3	1,005.6
Accrued unbilled revenues	184.8	151.3
Inventories	456.3	304.4
Current assets from risk management activities	1,068.6	906.4
Deferred income taxes	-	7.3
Assets held for sale	6.1	20.3
Other current assets	129.1	99.4
Current assets	**2,927.4**	**2,522.4**
Property, plant, and equipment, net	2,534.8	2,044.0
Regulatory assets	417.8	272.0
Long-term assets from risk management activities	308.2	226.5
Goodwill	303.9	36.8
Other	369.6	360.8
Total assets	**$6,861.7**	**$5,462.5**
Liabilities and Shareholders' Equity		
Short-term debt	$722.8	$264.8
Current portion of long-term debt	26.5	4.0
Accounts payable	1,010.4	1,078.9
Current liabilities from risk management activities	1,001.7	852.8
Deferred income taxes	3.1	-
Liabilities held for sale	-	6.6
Other current liabilities	141.9	116.8
Current liabilities	**2,906.4**	**2,323.9**
Long-term debt	1,287.2	867.1
Deferred income taxes	97.6	79.6
Deferred investment tax credits	13.6	14.5
Regulatory liabilities	301.7	373.2
Environmental remediation liabilities	95.8	67.4
Pension and postretirement benefit obligations	188.6	82.1
Long-term liabilities from risk management activities	264.7	188.4
Other	121.4	111.0
Long-term liabilities	**2,370.6**	**1,783.3**
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	1,533.6	1,304.2
Total liabilities and shareholders' equity	**$6,861.7**	**$5,462.5**

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Year Ended December 31

(Millions)	2006	2005	2004
Operating Activities			
Net income before preferred stock dividends of subsidiary	$158.9	$160.5	$142.8
Adjustments to reconcile net income to net cash provided by operating activities			
Discontinued operations, net of tax	(7.3)	(11.5)	12.8
Depreciation and decommissioning	106.1	142.3	106.8
Amortization	18.0	14.6	38.8
Amortization of regulatory assets and liabilities	(16.4)	26.1	5.3
Realized gain on investments held in trust, net of regulatory deferral	-	(15.7)	(5.5)
Unrealized (gains) losses on nonregulated energy contracts	7.3	(39.2)	(10.7)
Pension and postretirement expense	51.6	50.5	39.8
Pension and postretirement funding	(43.2)	(28.6)	(17.8)
Deferred income taxes and investment tax credit	12.4	9.0	(0.9)
Gain on sale of interest in Guardian Pipeline, LLC	(6.2)	-	-
Gain on sale of WPS ESI Gas Storage, LLC	(9.0)	-	-
Gain on sale of partial interest in synthetic fuel operation	(6.4)	(7.1)	(7.5)
Loss (gain) on sale of property, plant, and equipment	1.3	(5.5)	(12.0)
Gain on sale of emission allowances	-	(0.4)	-
Equity income, net of dividends	14.4	10.9	7.8
Deferral of Kewaunee outage costs	-	(49.2)	(7.2)
Cumulative effect of change in accounting principles, net of tax	-	1.6	-
Other	(9.5)	(61.0)	(11.8)
Changes in working capital			
Receivables, net	(10.0)	(499.8)	(67.8)
Inventories	(206.5)	(112.9)	(11.3)
Other current assets	(30.6)	(19.9)	(0.9)
Accounts payable	14.7	487.3	44.9
Other current liabilities	33.3	25.4	(3.1)
Net cash provided by operating activities	**72.9**	**77.4**	**242.5**
Investing Activities			
Capital expenditures	(342.0)	(413.9)	(289.8)
Proceeds from the sale of property, plant, and equipment	4.5	12.0	26.9
Purchase of emission allowances	(3.9)	-	-
Proceeds from the sale of interst in Guardian Pipeline, LLC	38.5	-	-
Proceeds from the sale of WPS ESI Gas Storage, LLC	19.9	-	-
Proceeds from sale of Kewaunee power plant	-	112.5	-
Proceeds from sale of partial interest in Weston 4 power plant	-	95.1	-
Proceeds from liquidation of non-qualified decommissioning trust	-	127.1	-
Purchase of equity investments and other acquisitions	(60.1)	(82.6)	(52.3)
Purchases of nuclear decommissioning trust investments	-	(18.6)	(213.3)
Sales of nuclear decommissioning trust investments	-	18.6	213.3
Decommissioning funding	-	-	(0.3)
Acquisition of natural gas operations in Michigan and Minnesota, net of liabilities assumed	(659.3)	-	-
Restricted cash for repayment of long-term debt	(22.0)	-	-
Other	(5.7)	1.0	3.1
Net cash used for investing activities	**(1,030.1)**	**(148.8)**	**(312.4)**
Financing Activities			
Short-term debt, net	458.0	(25.0)	251.2
Gas loans, net	(68.4)	(7.1)	1.6
Issuance of long-term debt	447.0	-	-
Repayment of long-term debt, note to preferred stock trust	(4.0)	(3.4)	(105.1)
Payment of dividends			
Preferred stock	(3.1)	(3.1)	(3.1)
Common stock	(96.0)	(85.4)	(81.3)
Issuance of common stock	164.6	127.3	26.3
Other	(6.4)	(3.3)	(12.8)
Net cash provided by financing activities	**891.7**	**-**	**76.8**
Change in cash and cash equivalents - continuing operations	(65.5)	(71.4)	6.9
Change in cash and cash equivalents - discontinued operations			
Net cash provided by (used for) operating activities	41.9	(15.0)	(11.7)
Net cash provided by (used for) investing activities	19.1	74.9	(2.6)
Net cash used for financing activities	-	(0.8)	(3.3)
Change in cash and cash equivalents	(4.5)	(12.3)	(10.7)
Cash and cash equivalents at beginning of year	27.7	40.0	50.7
Cash and cash equivalents at end of year	**$23.2**	**$27.7**	**$40.0**

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

WPS Resources prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) from continuing operations - adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS from continuing operations - adjusted is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Three Months and Year Ended December 31, 2006 and 2005

	Three Months Ended December 31		Year Ended December 31	
	2006	**2005**	**2006**	**2005**
Diluted EPS from continuing operations	$0.50	$0.35	$3.50	$3.81
Diluted EPS from discontinued operations	(0.01)	0.18	0.17	0.30
Diluted EPS from cumulative effect of change in accounting principle	0.00	(0.04)	0.00	(0.04)
Total Diluted EPS	**$0.49**	**$0.49**	**$3.67**	**$4.07**
Average Shares of Common Stock - Diluted	**43.6**	**39.6**	**42.4**	**38.7**
Information on Special Items:				
Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on diluted earnings per share from continuing operations for the three months and year ended December 31, 2006 and 2005 are as follows:				
Diluted EPS from continuing operations	**$0.50**	**$0.35**	**$3.50**	**$3.81**
Adjustments (net of taxes):				
Asset Management:				
Other asset sales (gains)/losses	0.00	0.09	(0.22)	0.10
Land sales gains	(0.01)	(0.12)	(0.03)	(0.15)
Total asset management	**(0.01)**	**(0.03)**	**(0.25)**	**(0.05)**
MERC and MGUC results (includes transition costs)	**(0.11)**	**0.02**	**0.27**	**0.02**
Write-off of Kewaunee deferred 2004 outage costs	**0.00**	**0.12**	**0.00**	**0.12**
ESI power contract in Maine liquidated in 2005	**0.01**	**(0.12)**	**0.09**	**(0.13)**
Transition costs related to Peoples merger	**0.02**	**0.00**	**0.03**	**0.00**
Synfuel - realized and unrealized oil option gains, tax credits, production costs, premium amortization, deferred gain recognition, and royalties	**(0.03)**	**0.02**	**(0.47)**	**(0.79)**
Diluted EPS from continuing operations – adjusted	**$0.38**	**$0.36**	**$3.17**	**$2.98**
Weather impact - WPSC (as compared to normal)				
Electric impact – favorable/(unfavorable)	$(0.02)	$0.02	$(0.05)	$0.18
Gas impact – favorable/(unfavorable)	(0.04)	(0.01)	(0.13)	(0.07)
Total weather impact	$(0.06)	$0.01	$(0.18)	$0.11

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Actual 2006 and 2007 Forecast

	Actual 2006	Potential 2007 Diluted EPS Ranges	
		High Scenario	Low Scenario
Diluted EPS from continuing operations	$3.50	$4.45	$4.22
Diluted EPS from discontinued operations	0.17	0.33	0.33
Total Diluted EPS	**$3.67**	**$4.78**	**$4.55**
Average Shares of Common Stock - Diluted	**42.4**	**45.4**	**45.4**
Information on Special Items:			
Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on the actual 2006 diluted earnings per share from continuing operations and the 2007 diluted earnings per share from continuing operations guidance are as follows:			
Diluted EPS from continuing operations	**$3.50**	**$4.45**	**$4.22**
Adjustments (net of taxes):			
Asset Management:			
Other asset sales gains	(0.22)	(0.03)	0.00
Land sales gains	(0.03)	(0.10)	(0.10)
Total asset management	**(0.25)**	**(0.13)**	**(0.10)**
MERC and MGUC results (includes transition costs)	**0.27**	**(0.40)**	**(0.37)**
ESI power contract in Maine liquidated in 2005	**0.09**	**0.01**	**0.01**
Transition costs related to Peoples merger[1]	**0.03**	**0.00**	**0.00**
Synfuel - realized and unrealized oil option gains, tax credits, production costs, premium amortization, deferred gain recognition, and royalties	**(0.47)**	**(0.31)**	**(0.31)**
Diluted EPS from continuing operations – adjusted	**$3.17**	**$3.62**	**$3.45**
Weather impact - WPSC (as compared to normal)[2]			
Electric impact – favorable/(unfavorable)	$(0.05)	$0.00	$0.00
Gas impact – favorable/(unfavorable)	(0.13)	0.00	0.00
Total weather impact	$(0.18)	$0.00	$0.00

[1] The 2007 diluted earnings per share from continuing operations - adjusted guidance does not include an estimate of transition costs associated with the pending merger with Peoples Energy.

[2] The 2007 diluted earnings per share from continuing operations - adjusted guidance assumes normal weather.

WPS Resources Corporation

Supplemental Quarterly Financial Highlights
(millions, except per share amounts and ESI natural gas sales volumes)

	2005					2006				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended
Regulated Electric Utility										
Revenues	$ 244.0	$ 240.2	$ 298.6	$ 254.3	$ 1,037.1	$ 256.4	$ 262.4	$ 315.0	$ 265.6	$ 1,099.4
year-over-year change	*9.5%*	*13.9%*	*24.9%*	*13.6%*	*15.7%*	*5.1%*	*9.2%*	*5.5%*	*4.4%*	*6.0%*
Fuel and purchased power costs	80.7	79.2	150.0	134.3	444.2	125.7	118.8	163.5	143.0	551.0
Margins[1]	163.3	161.0	148.6	120.0	592.9	130.7	143.6	151.5	122.6	548.4
year-over-year change	*8.6%*	*14.1%*	*-9.6%*	*-17.4%*	*-1.4%*	*-20.0%*	*-10.8%*	*2.0%*	*2.2%*	*-7.5%*
margins/revenues	*66.9%*	*67.0%*	*49.8%*	*47.2%*	*57.2%*	*51.0%*	*54.7%*	*48.1%*	*46.2%*	*49.9%*
Operating and maintenance expense	90.2	90.5	73.5	108.1	362.3	72.4	72.8	66.5	65.5	277.2
Depreciation and decommissioning expense[2]	22.1	59.1	16.4	15.8	113.4	16.4	16.5	16.5	16.6	66.0
Taxes other than income	9.7	9.6	9.3	9.9	38.5	10.5	10.3	10.2	10.6	41.6
Operating Income	41.3	1.8	49.4	(13.8)	78.7	31.4	44.0	58.3	29.9	163.6
year-over-year change	*21.5%*	*-91.1%*	*-8.7%*	*N/M [3]*	*-37.1%*	*-24.0%*	*N/M [3]*	*18.0%*	*N/M [3]*	*107.9%*
Income available for common shareholders	$ 23.5	$ 20.9	$ 28.0	$ (8.2)	$ 64.2	$ 15.5	$ 23.4	$ 31.0	$ 15.6	$ 85.5
Sales in kilowatt-hours	3,680.4	3,803.2	4,207.4	3,969.1	15,660.1	3,829.3	3,777.0	4,221.5	4,097.5	15,925.3
year-over-year change	*1.2%*	*11.0%*	*12.8%*	*8.0%*	*8.3%*	*4.0%*	*-0.7%*	*0.3%*	*3.2%*	*1.7%*
Residential	799.0	694.0	873.9	760.5	3,127.4	793.6	697.9	847.9	805.4	3,144.8
Commercial and industrial	2,095.6	2,139.2	2,280.4	2,126.6	8,641.8	2,085.7	2,065.5	2,291.1	2,202.9	8,645.2
Resale	773.9	961.7	1,044.2	1,069.4	3,849.2	938.3	1,005.1	1,073.0	1,076.7	4,093.1
Other	11.9	8.3	8.9	12.6	41.7	11.7	8.5	9.5	12.5	42.2
Notes:										
[1] Fixed payment to Kewanee	$ -	$ -	$ 21.0	$ 22.2	$ 43.2	$ 24.0	$ 24.3	$ 24.5	$ 24.6	$ 97.4
[2] Decommissioning expense (substantially offset in other income)	$ 2.4	$ 39.0	$ -	$ -	$ 41.4	$ -	$ -	$ -	$ -	$ -
[3] Not meaningful										
Regulated Natural Gas Utility										
Revenues	$ 174.6	$ 89.8	$ 71.8	$ 185.8	$ 522.0	$ 193.0	$ 95.6	$ 91.1	$ 297.2	$ 676.9
year-over-year change	*0.6%*	*29.0%*	*57.5%*	*40.7%*	*24.0%*	*10.5%*	*6.5%*	*26.9%*	*60.0%*	*29.7%*
Purchased gas costs	128.3	66.2	52.6	150.3	397.4	148.2	62.0	58.1	225.5	493.8
Margins	46.3	23.6	19.2	35.5	124.6	44.8	33.6	33.0	71.7	183.1
year-over-year change	*2.2%*	*1.3%*	*14.3%*	*5.7%*	*4.7%*	*-3.2%*	*42.4%*	*71.9%*	*102.0%*	*47.0%*
margins/revenues	*26.5%*	*26.3%*	*26.7%*	*19.1%*	*23.9%*	*23.2%*	*35.1%*	*36.2%*	*24.1%*	*27.0%*
Operating and maintenance expense[4]	16.1	18.4	17.2	19.6	71.3	24.9	32.5	31.3	36.6	125.3
Depreciation and decommissioning expense	4.2	4.3	4.4	4.5	17.4	4.6	6.5	8.7	8.9	28.7
Taxes other than income	1.5	1.5	1.5	1.6	6.1	1.7	2.7	4.1	3.3	11.8
Operating Income	24.5	(0.6)	(3.9)	9.8	29.8	13.6	(8.1)	(11.1)	22.9	17.3
year-over-year change	*0.4%*	*N/M [3]*	*-2.5%*	*-31.5%*	*-17.0%*	*-44.5%*	*N/M [3]*	*184.6%*	*133.7%*	*-41.9%*
Income available for common shareholders	$ 14.0	$ (1.9)	$ (3.5)	$ 4.6	$ 13.2	$ 6.7	$ (7.5)	$ (11.0)	$ 9.5	$ (2.3)
Throughput in therms[5]	308.7	162.5	128.6	227.4	827.2	266.9	194.9	275.0	530.5	1,267.3
year-over-year change	*-2.6%*	*8.3%*	*23.5%*	*-1.3%*	*3.2%*	*-13.5%*	*19.9%*	*113.8%*	*133.3%*	*53.2%*
Residential[5]	113.2	32.4	16.8	79.2	241.6	97.8	47.6	32.8	173.3	351.5
Commercial and industrial[5]	63.2	16.4	11.9	43.2	134.7	58.5	21.5	22.8	87.8	190.6
Interruptible	9.4	8.8	9.8	8.1	36.1	6.3	7.0	7.5	19.3	40.1
Interdepartmental	10.2	28.4	25.1	7.1	70.8	4.5	4.4	8.9	9.8	27.6
Transport[5]	112.7	76.5	65.0	89.8	344.0	99.8	114.4	203.0	240.3	657.5
Notes:										
[4] External transition costs associated with the integration of MGUC and MERC	$ -	$ -	$ -	$ 1.0	$ 1.0	$ 4.1	$ 4.1	$ 2.3	$ 1.3	$ 11.8
[5] Throughput in therms related to MGUC and MERC	-	-	-	-	-	-	66.1	166.6	308.7	541.4
Residential	-	-	-	-	-	-	17.6	17.8	99.1	134.5
Commercial and industrial	-	-	-	-	-	-	7.8	10.8	47.5	66.1
Interruptible	-	-	-	-	-	-	-	2.9	12.7	15.6
Transport	-	-	-	-	-	-	40.7	135.1	149.4	325.2

WPS Resources Corporation
Supplemental Quarterly Financial Highlights
(millions, except per share amounts and ESI natural gas sales volumes)

	2005					2006				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended
Nonregulated Segment - ESI										
Nonregulated revenues	$ 1,049.1	$ 991.7	$ 1,358.9	$ 1,915.2	$ 5,314.9	$ 1,557.8	$ 1,130.3	$ 1,161.0	$ 1,310.0	$ 5,159.1
year-over-year change	*6.2%*	*27.9%*	*71.8%*	*83.1%*	*47.7%*	*48.5%*	*14.0%*	*-14.6%*	*-31.6%*	*-2.9%*
Nonregulated cost of fuel, natural gas, and purchased power	1,007.4	959.3	1,312.3	1,867.9	5,146.9	1,478.0	1,075.7	1,138.9	1,284.1	4,976.7
Margins	41.7	32.4	46.6	47.3	168.0	79.8	54.6	22.1	25.9	182.4
year-over-year change	*14.2%*	*45.3%*	*105.3%*	*-2.1%*	*29.1%*	*91.4%*	*68.5%*	*-52.6%*	*-45.2%*	*8.6%*
Margins/Revenues	*4.0%*	*3.3%*	*3.4%*	*2.5%*	*3.2%*	*5.1%*	*4.8%*	*1.9%*	*2.0%*	*3.5%*
Margin Detail:										
- Electric and other margin	21.5	19.0	26.2	39.7	106.4	41.5	40.4	(9.4)	(11.3)	61.2
- Natural gas margin	20.2	13.4	20.4	7.6	61.6	38.3	14.2	31.5	37.2	121.2
	41.7	32.4	46.6	47.3	168.0	79.8	54.6	22.1	25.9	182.4
Operating and maintenance expense	19.0	21.6	23.4	27.9	91.9	22.0	17.5	17.3	28.2	85.0
Depreciation and decommissioning	2.9	2.8	2.8	2.7	11.2	2.7	2.6	2.7	2.7	10.7
Taxes other than income	0.5	0.7	0.7	0.5	2.4	0.8	0.7	0.9	1.3	3.7
Operating Income	19.3	7.3	19.7	16.2	62.5	54.3	33.8	1.2	(6.3)	83.0
year-over-year change	*41.9%*	*N/M*[3]	*535.5%*	*-36.0%*	*57.8%*	*181.3%*	*363.0%*	*-93.9%*	*N/M*[3]	*32.8%*
Income available for common shareholders	$ 28.2	$ 3.6	$ 22.2	$ 20.1	$ 74.1	$ 37.1	$ 13.4	$ 21.1	$ 0.7	$ 72.3
Gross Volumes (includes transactions both physically and financially settled)										
- Wholesales electric sales volumes in kilowatt-hours	7,559.1	9,872.6	14,894.7	12,451.9	44,778.3	13,345.7	12,206.6	15,476.7	17,765.9	58,794.9
- Retail electric sales volumes in kilowatt-hours	2,047.0	2,009.2	2,163.0	1,801.8	8,021.0	1,139.1	1,304.8	1,989.7	2,120.5	6,554.1
- Wholesales natural gas sales volumes in billion cubic feet	67.4	74.1	95.2	101.4	338.1	106.4	87.7	100.7	107.4	402.2
- Retail natural gas sales volumes in billion cubic feet	83.9	65.5	59.5	67.7	276.6	73.7	78.4	76.7	85.7	314.5
Physical Volumes (includes only transactions settled physically)										
- Wholesales electric sales volumes in kilowatt-hours	557.5	171.9	493.2	293.0	1,515.6	264.7	200.2	207.7	295.6	968.2
- Retail electric sales volumes in kilowatt-hours	1,754.5	1,641.2	1,746.5	1,452.3	6,594.5	931.6	1,035.2	1,266.0	1,332.8	4,565.6
- Wholesales natural gas sales volumes in billion cubic feet	64.5	70.9	92.9	99.5	327.8	100.9	81.9	95.9	94.8	373.5
- Retail natural gas sales volumes in billion cubic feet	71.2	52.5	44.7	59.3	227.7	69.5	61.8	61.2	71.5	264.0

WPS Resources Corporation
Supplemental Quarterly Financial Highlights
(millions, except per share amounts and ESI natural gas sales volumes)

	2005					2006				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended
Other information:										
Heating and Cooling Degree Days - WPSC										
Heating Degree Days - Actual	3,736	882	114	2,669	7,401	3,322	779	244	2,440	6,785
year-over-year change	*-1.6%*	*-14.5%*	*-43.3%*	*6.1%*	*-1.9%*	*-11.1%*	*-11.7%*	*114.0%*	*-8.6%*	*-8.3%*
compared with normal	*0.5%*	*-11.0%*	*-53.3%*	*-2.8%*	*-3.8%*	*-10.3%*	*-21.6%*	*3.4%*	*-10.6%*	*-11.5%*
Heating Degree Days - Normal	3,716	991	244	2,745	7,696	3,705	994	236	2,728	7,663
Cooling Degree Days - Actual	-	207	411	31	649	-	123	395	3	521
year-over-year change	*N/M[3]*	*245.0%*	*53.4%*	*N/M[3]*	*97.9%*	*N/M[3]*	*-40.6%*	*-3.9%*	*-90.3%*	*-19.7%*
compared with normal	*N/M[3]*	*58.0%*	*17.8%*	*N/M[3]*	*35.2%*	*N/M[3]*	*-4.7%*	*14.8%*	*N/M[3]*	*10.1%*
Cooling Degree Days - Normal	-	131	349	-	480	-	129	344	-	473
Heating Degree Days - MGUC										
Heating Degree Days - Actual	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	668	162	2,093	2,923
Heating Degree Days - Normal	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	886	227	2,282	3,395
compared with normal	*N/A[6]*	*N/A[6]*	*N/A[6]*	*N/A[6]*	*N/A[6]*	*N/A[6]*	*-24.6%*	*-28.6%*	*-8.3%*	*-13.9%*
Heating Degree Days - MERC										
Heating Degree Days - Actual (northern service territory)	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	169	3,033	3,202
Heating Degree Days - Normal (northern service territory)	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	259	3,026	3,285
compared with normal	*N/A[6]*	*N/A[6]*	*N/A[6]*	*N/A[6]*	*N/A[6]*	*N/A[6]*	*N/A[6]*	*-34.7%*	*0.2%*	*-2.5%*
Heating Degree Days - Actual (southern service territory)	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	378	3,213	3,591
Heating Degree Days - Normal (southern service territory)	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	480	3,563	4,043
compared with normal	*N/A[6]*	*N/A[6]*	*N/A[6]*	*N/A[6]*	*N/A[6]*	*N/A[6]*	*N/A[6]*	*-21.3%*	*-9.8%*	*-11.2%*
Diluted Earnings per Share Impact - favorable/(unfavorable) - WPSC										
Heating compared with prior year										
Electric impact	$ (0.01)	$ -	$ -	$ 0.01	$ -	$ (0.03)	$ (0.01)	$ -	$ (0.01)	$ (0.05)
Gas impact	(0.01)	(0.03)	-	0.02	(0.02)	(0.05)	(0.02)	0.02	(0.02)	(0.07)
Heating compared with normal					-					
Electric impact	-	(0.01)	-	(0.01)	(0.02)	(0.03)	(0.02)	-	(0.02)	(0.07)
Gas impact	-	(0.05)	(0.01)	(0.01)	(0.07)	(0.05)	(0.04)	-	(0.04)	(0.13)
Cooling compared with prior year					-					
Electric impact	-	0.16	0.16	0.03	0.35	-	(0.11)	(0.02)	(0.02)	(0.15)
Gas Impact	-	-	-	-	-	-	-	-	-	-
Cooling compared with normal					-					
Electric impact	-	0.10	0.07	0.03	0.20	-	(0.02)	0.04	-	0.02
Gas impact	-	-	-	-	-	-	-	-	-	-
Diluted Earnings per Share Impact - favorable/(unfavorable) - MGUC										
Heating compared with normal - gas impact	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	$ (0.01)	$ -	$ (0.01)	(0.02)
Diluted Earnings per Share Impact - favorable/(unfavorable) - MERC										
Heating compared with normal - gas impact	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	N/A[6]	$ (0.01)	$ (0.02)	$ (0.03)

Notes:

[6] Not applicable at MGUC and MERC acquired natural gas utility operations from Aquila on April 1, 2006 and July 1, 2006, respectively.

[7] Note that UPPCO weather information was not included in the above table as it did not have a significant impact on financial results

WPS Resources Corporation
Supplemental Quarterly Financial Highlights
(millions, except per share amounts and ESI natural gas sales volumes)

	2005					2006				
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year Ended
Other information:										
Capital Expenditures										
Weston 4	$ 27.5	$ 52.7	$ 40.1	$ 45.3	$ 165.6	$ 35.2	$ 41.7	$ 44.0	$ 26.0	$ 146.9
Other regulated utility expenditures	31.0	74.6	64.8	74.5	244.9	28.7	45.3	54.9	60.7	189.6
Nonregulated	1.6	1.0	0.4	1.0	4.0	1.1	2.2	2.2	-	5.5
American Transmission Company (ATC)										
Equity contributions to ATC related to the Wausau, WI to										
Duluth MN, transmission line	$ 8.8	$ 12.7	$ 13.9	$ 21.6	$ 57.0	$ 16.1	$ 6.3	$ -	$ -	$ 22.4
Other equity contributions to ATC	$ -	$ -	$ -	$ 8.1	$ 8.1	$ 4.5	$ 4.7	$ 4.9	$ -	$ 14.1
Percent ownership interest in ATC	24.7%	26.2%	28.2%	31.0%	31.0%	32.8%	32.7%	31.6%	30.7%	30.7%
After-tax equity earnings recognized from the investment in ATC	$ 3.1	$ 3.5	$ 4.0	$ 4.5	$ 15.1	$ 5.3	$ 5.9	$ 6.1	$ 6.1	$ 23.4
Impact of Synthetic Fuel Activities on Results of Operations										
Nonregulated revenue:										
Mark-to-market gains (losses) on 2005 oil options	$ 2.1	$ (1.9)	$ 5.1	$ (5.3)	$ -	$ -	$ -	$ -	$ -	$ -
Net realized (losses) gains on 2005 oil options	-	(1.5)	0.9	0.9	0.3	-	-	-	-	-
Mark-to-market gains (losses) on 2006 oil options	0.4	2.7	2.6	(1.7)	4.0	6.0	11.7	(15.8)	(5.9)	(4.0)
Net realized gains on 2006 oil options	-	-	-	-	-	2.0	-	-	0.1	2.1
Mark-to-market gains (losses) on 2007 oil options	0.3	1.8	2.3	-	4.4	2.4	2.6	(2.2)	(3.3)	(0.5)
Miscellaneous income										
Operating losses - synthetic fuel facility	(4.2)	(4.2)	(3.8)	(4.6)	(16.8)	(4.7)	(8.2)	(5.7)	(5.3)	(23.9)
Variable payments recognized	0.9	1.0	0.9	0.8	3.6	0.9	1.0	1.3	-	3.2
Royalty income recognized	-	-	-	3.5	3.5	-	-	-	-	-
Deferred gain recognized	0.6	0.5	0.6	0.6	2.3	0.6	0.5	0.6	0.6	2.3
Interest recognized on fixed note receivable	0.4	0.3	0.3	0.2	1.2	0.3	0.2	0.2	0.2	0.9
Minority Interest	1.1	1.3	1.1	1.2	4.7	1.2	1.2	1.4	-	3.8
Income (loss) before taxes and tax credits related to synthetic fuel activities	1.6	-	10.0	(4.4)	7.2	8.7	9.0	(20.2)	(13.6)	(16.1)
Estimated provision (benefit) for income taxes (40%)	0.6	-	4.0	(1.8)	2.8	3.5	3.6	(8.1)	(5.4)	(6.4)
Income (loss) before tax credits related to synthetic fuel activities	1.0	-	6.0	(2.6)	4.4	5.2	5.4	(12.1)	(8.2)	(9.7)
Section 29/45K federal tax credits recognized	12.8	5.8	5.5	2.0	26.1	4.5	3.1	12.4	9.5	29.5
Total impact on income available for common shareholders	$ 13.8	$ 5.8	$ 11.5	$ (0.6)	$ 30.5	$ 9.7	$ 8.5	$ 0.3	$ 1.3	$ 19.8